UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-49651

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2004

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F

     ☐ Transition Report on Form 11-K

     ☐ Transition Report on Form 10-Q

     ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

     SUNTRON CORPORATION

Full Name of Registrant

Former Name if Applicable

     2401 WEST GRANDVIEW

Address of Principal Executive Office (Street and Number)

     PHOENIX, ARIZONA 85023

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Suntron Corporation. (the “Registrant”) requires additional time to finalize and review its Annual Report on Form 10-K for its fiscal year ended December 31, 2004 (the “Report”). The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. The Report could not be filed within the prescribed time period because the Registrant and the senior lenders under its secured credit facility entered into an amendment to the credit facility on March 29, 2005. The amendment to the credit facility requires modification to the disclosure in the Report. Accordingly, the Registrant needs additional time to complete the disclosures in the Report.

The Registrant expects to file the Report within the next few days and in no event later than the fifteenth calendar day following the date on which the Report was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter W. Harper	(602)	789-6600

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes       ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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ATTACHMENT

The Registrant’s net loss for fiscal year 2004 was $4.5 million, an improvement of $29.8 million compared to $34.3 million for fiscal year 2003. See the Registrant’s earning release, which was attached as an exhibit to the Registrant’s Form 8-K filed on March 11, 2005.

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SUNTRON CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By:	/s/ Peter W. Harper

Peter W. Harper
Chief Financial Officer

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